Exhibit 2.7

DESCRIPTION OF SECURITIES

The following is a description of the material terms of our amended and restated memorandum and articles of association (the “Articles”) which became effective upon our migration from a Republic of Mauritius incorporated private limited liability company to an exempted company limited by shares under the Companies Act of the Cayman Islands (the “Migration”) and our initial public offering (the “IPO”). The following description is a summary and should be read in conjunction with our Articles, which have been publicly filed with the U.S. Securities and Exchange Commission (“SEC”).

General

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our Articles and the Companies Act.

Our register of shareholders is maintained by Computershare Trust Company, N.A.

Our authorized share capital is $510,000,000 divided into 1,700,000,000 ordinary shares, par value $0.30 per share.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable.

Certificates representing our issued and outstanding ordinary shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Holders of our ordinary shares have no preemptive, subscription, redemption or conversion rights.

Our board of directors may provide for other classes of shares, including series of preferred shares, out of our authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such rights, restrictions, preferences, privileges and payment obligations as determined by our board of directors. If we issue any preferred shares, the rights, preferences and privileges of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares. See “- Variation of rights.”

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and our Articles. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions will be distributed among the holders of our ordinary shares on a pro rata basis.

Voting rights

Voting at any shareholders’ meeting is by way of poll. On a poll every shareholder present in person or by proxy shall have one vote for each ordinary share on all matters upon which the ordinary shares are entitled to vote except that, for so long as the number of ordinary shares held by Mobile Telephone Networks (Netherlands) B.V. or an affiliate of it or MTN Group is greater than twenty percent (20%) of the total number of ordinary shares in issue, each ordinary share held by MTN Group shall entitle MTN Group to the number of votes per ordinary share calculated by dividing 20% of the total number of ordinary shares in issue by the number of Shares held by MTN Group. “MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate.

A quorum required for a meeting of shareholders consists of shareholders holding at least one third of the votes eligible to be cast at any such general meeting of the Company. A special resolution will be required for matters such as merger or consolidation transactions, change of name or making changes to our Articles, or the voluntary winding up of the Company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by persons present (in person or by proxy) and voting in a general meeting at which a quorum is present (in person or by proxy), while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by persons present and voting at any such meeting, or, in each case, a unanimous resolution in writing.

Variation of rights

The rights attached to any class or sub-class of shares (unless otherwise provided by the terms of issue of that class or sub-class), such as voting, dividends and the like, may only be materially adversely varied or abrogated with the sanction of a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class or sub-class cast in a meeting of the holders of the shares of that class or sub-class, or by the written consent of the holders of not less than two-thirds of the shares of that class or sub-class. The rights conferred upon the holders of the shares of any class or sub-class shall not (unless otherwise provided by the terms of issue of that class or sub-class) be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares by the Company.

Transfer of ordinary shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors, subject to the applicable restrictions of our Articles, such as the suspension of transfers for a period immediately preceding a general meeting, or the determination that a proposed transfer is not eligible.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Directors

The management of our Company is vested in a board of directors. Our Articles provide that our board of directors may from time to time fix the maximum and minimum number of directors to be appointed but unless such numbers are fixed as the minimum number of directors shall be one and the maximum number of directors shall be unlimited.

Our Articles provide that directors are divided into three classes designated as Class I, Class II and Class III, respectively, and directors will generally be elected to serve staggered three year terms. The term of the Class I Directors shall expire at the third annual general meeting of the Company. The term of office of the Class II Directors shall expire at the fourth annual general meeting of the Company. The term of office of the Class III Directors shall expire at the fifth annual general meeting of the Company. A Director whose term has expired may be reappointed in accordance with the terms of the Articles. At any annual general meeting where a resolution for the election of directors is proposed a plurality of the votes cast shall be sufficient to elect a director. In addition, our directors may appoint any person to be a director and assign such director to a class either as a result of a casual vacancy or as an additional director.

Our Articles provide that a director may be removed by special resolution of the shareholders or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office.

The quorum necessary for any meeting of our board of directors shall consist of at least a majority of the members of our board of directors. In case of an equality of votes, the chairman shall have a second or casting vote if the chairman is an independent director and if the chairman is not an independent director then the lead independent director appointed by the board of directors shall have a second or casting vote.

Indemnity of directors and officers

Our Articles provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s dishonesty, willful default or fraud. However, we have entered into indemnification agreements with our executive officers and directors.

Exclusive Forum

Our Articles provide that, unless we consent in writing to the selection of an alternative forum (a) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the U.S. Actions; and (b) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Articles or otherwise related in any way to each member's shareholding in us, including but not limited to (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act of the Cayman Islands or the Articles; or (iv) any action asserting a claim against us concerning our internal affairs.

This choice of forum provision may increase a shareholder's cost and limit such shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act (as amended) of the Cayman Islands (the “Companies Act”). The Companies Act is modeled on English law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Act applicable to us and, for comparison purposes, the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and similar arrangements

The Companies Act allows for the merger of two or more companies into either one consolidated company or one or more company(ies) merged into another so as to form a single surviving company. The merger or consolidation of two or more companies under Cayman Islands law requires the directors of the companies to enter into and to approve a written plan of merger or consolidation, which must also be authorized by a special resolution of each constituent company, in which regard see “- Ordinary Shares - Voting Rights” above, and such other authorization, if any, as may be specified in such companies’ articles of association. In relation to any merger or consolidation under the Companies Act, dissenting shareholders have certain limited appraisal rights in circumstances which are similar to those available to dissenting shareholders of a Delaware corporation, providing rights to receive payment in cash for the judicially determined fair value of the shares. Appraisal rights for the holders of shares listed on a public exchange are ordinarily only available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third party.

The Companies Act also includes statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that such a scheme of arrangement is approved by (i) in respect of shareholders, 75% in value of the shareholders, or each class of shareholder, who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose; or (ii) in respect of creditors, a majority in number representing 75% in value of creditors, or each class of creditor, who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose. The convening of meetings to consider any such scheme of arrangement, and the implementation of the scheme, must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	The company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the dual majority vote have been met;
•	the shareholders have been fairly represented at the meeting in question and the classes properly delineated;
•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

If a scheme of arrangement is thus approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a Delaware corporation.

When a tender offer to acquire shares is made and accepted (within four months) by holders of not less than 90% of the shares subject to such offer, the offeror may, within a two-month period following the expiration of the initial four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of the Board, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder. A person becomes “interested” where it and persons acting in concert with it or its affiliates acquire 15% of the issued ordinary shares. A “business combination” in this context includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder.

Shareholders’ suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, the Company will normally be the proper plaintiff and a derivative action may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority);
•	the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Fiduciary duties of directors

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act in good faith and in what he considers to be in the best interests of the company; a duty not to make a profit out of his position as director (unless the company permits him to do so); a duty to exercise his powers for the purposes for which they are conferred; and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director will need to exhibit in the performance of his duties both the degree of skill than may reasonably be expected from a subjective perspective determined by reference to his knowledge and experience and the skill and care objectively to be expected from a person occupying office as a director of the company.

Under our Articles, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director’s duties remain as described above.

Written consent of shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. In addition, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation.

Cayman Islands law and our Articles also provide that shareholders may approve certain other corporate matters that would require an ordinary resolution or a special resolution by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Under the laws of the Cayman Islands our Articles determine the ability of shareholders to requisition a general meeting and to put a proposal before shareholders at any general meeting. Our Articles provide for general meetings to be convened by the directors and do not allow for shareholders to convene meetings. A shareholder holding more than 30% of the issued ordinary shares may propose business at an annual general meeting, where such shareholder is (A) a member of record on both (x) the date of the giving of the notice by that shareholder provided for under the Articles and (y) the record date for the determination of shareholders entitled to vote at such annual general meeting, and on each such date beneficially owns more than 30% of the Company’s issued ordinary shares and (B) have given timely notice of the proposed resolution to the Company in accordance with the Articles.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Under Delaware corporate law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders meeting. Cayman Islands law permits a company’s articles to have any quorum. See “- Ordinary Shares - Voting Rights.”

Cumulative voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protection or fewer rights on this issue than shareholders of a Delaware corporation.

Election and removal of directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and may be removed with or without cause (or, with respect to a classified board, only with cause unless the certificate of incorporation provides otherwise) by the approval of a majority of the outstanding shares entitled to vote.

Similarly, as permitted by the Companies Act and pursuant to our Articles, directors may be appointed by a plurality of votes of the shares entitled to vote on the appointment of directors and may be removed by special resolution of the shareholders or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office.

Written consent of directors

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. The position under our Articles is the same in this regard.

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s Articles may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors’ or officers’ dishonesty, wilful default or fraud. This standard of conduct is generally the same as permitted under Delaware corporate law.

Enforcement of civil liabilities

The Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

•	is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules;
•	is final and conclusive;
•	is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; and
•	was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

As a result of English case law, which will likely be highly persuasive in the Cayman Islands, the Cayman Islands Courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are brought elsewhere.

Variation of rights of shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our Articles, if our share capital is divided into more than one class or sub-class of shares, we may only materially and adversely vary or abrogate the rights attached to any class or sub-class with either the written consent of the holders of two-thirds of the shares of such class or sub-class or with the sanction of a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class or sub-class cast in a meeting of the holders of the shares of that class or sub-class.

Sale of assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company.

The Companies Act contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years.

This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. In addition, our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (i) there is advance approval of the board of directors, (ii) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (iii) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder. A person becomes “interested” where it and persons acting in concert with it or its affiliates acquire 15% of the issued ordinary shares. A “business combination” in this context includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. As similarly provided under Delaware corporate law, there are no restrictions on foreign or non-resident ownership or management of a Cayman Islands company under Cayman Islands law. In addition, there are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Dissolution and winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with a dissolution initiated by the board of directors. Under the Companies Act of the Cayman Islands and our Articles, our company may be voluntarily wound up only by a special resolution of our shareholders, in which regard see “- Ordinary Shares - Voting Rights” above. In addition, a company may be wound up by the Grand Court of the Cayman Islands if the company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company is wound up.

Inspection of books and records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Our shareholders have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our Articles.

Amendment of governing documents

Under Delaware corporate law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our Articles may be amended with the sanction of a special resolution of shareholders.